08001965

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Coca Cola icecek

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
APR 22 2008
THOMSON FINANCIAL

FILE NO. 82- 35049 FISCAL YEAR 12-31-07

* *Complete for initial submissions only* ** *Please note name and address changes*

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DAT : 4/18/08

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2008 APR 18 A 7:51

FFICE OF INTERNATIONAL
CORPORATE FINANCE

ARLS
12-31-07

(Convenience Translation of Financial Statements and Footnotes Originally Issued in Turkish – See Note 45)

Coca-Cola İçecek Anonim Şirketi

Consolidated Financial Statements
As of December 31, 2007
With Report of Independent Auditors

Coca - Cola İçecek Anonim Şirketi

TABLE OF CONTENTS

(Convenience Translation of Independent Auditors Report Originally Issued in Turkish)

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of Coca-Cola İçecek Anonim Şirketi:

We have audited the accompanying financial statements of Coca-Cola İçecek Anonim Şirketi ("the Company"), its subsidiaries and joint ventures (collectively referred to as "the Group") which comprise the consolidated balance sheet as at December 31, 2007, and the consolidated income statement for the year then ended, and a summary of significant accounting policies and other explanatory notes.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with Financial reporting standards issued by the Capital Market Board. This responsibility includes designing, implementing and maintaining internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with generally accepted auditing standards issued by the Capital Market Board. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2007, and its financial performance for the year then ended in accordance with financial reporting standards (Note 2) issued by Capital Market Board.

Additional paragraph for convenience translation to English :

The accounting principles described in Note 2 (defined as CMB Financial Reporting Standards) to the accompanying financial statements differ from International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board and accounting principles generally accepted in other countries in which the accompanying financial statements are to be distributed. Accordingly, the accompanying financial statements are not intended to present the financial position and results of operations in accordance with IFRS and with the accounting principles generally accepted in such other countries.

Güney Bağımsız Denetim ve Serbest Muhasebeci Mali Müşavirlik Anonim Şirketi
An Affiliated Firm of Ernst & Young International

Ethem Kutucular, SMMM
Partner

March 27, 2008
Istanbul, Turkey

Coca-Cola İçecek Anonim Şirketi

Consolidated Balance Sheet
As at December 31, 2007
(Currency - Thousands of New Turkish Lira unless otherwise indicated (YTL))

		Audited	
ASSETS	**Notes**	**December 31, 2007**	December 31, 2006
Current Assets		**533.174**	406.896
Cash and Cash Equivalents	4	**141.362**	50.850
Investments in Securities (net)	5	**6.416**	4.754
Trade Receivables (net)	7	**153.138**	137.481
Finance Lease Receivables (net)	8	-	-
Due from Related Parties (net)	9	**3.295**	4.893
Other Receivables (net)	10	**39.112**	23.466
Biological Assets (net)	11	-	-
Inventories (net)	12	**166.136**	165.935
Receivables from Construction Contracts (net)	13	-	-
Deferred Tax Asset	14	-	-
Other Current Assets	15	**23.715**	19.517
Non-current Assets		**1.143.881**	1.051.319
Trade Receivables (net)	7	-	-
Finance Lease Receivables (net)	8	-	-
Due from Related Parties (net)	9	-	-
Other Receivables (net)	10	-	-
Investments (net)	16	**1.511**	2.535
Positive/Negative Goodwill (net)	17	**32.055**	38.685
Investment Property (net)	18	-	-
Property, Plant and Equipment (net)	19	**864.397**	721.786
Intangible Assets (net)	20	**226.160**	271.221
Deferred Tax Asset	14	**1.344**	8.462
Other Non Current Assets	15	**18.414**	8.630
Total Assets		**1.677.055**	1.458.215

The explanatory notes on pages 5 through 44 form an integral part of the consolidated financial statements.

Coca-Cola İçecek Anonim Şirketi

Consolidated Balance Sheet
As at December 31, 2007
(Currency - Thousands of New Turkish Lira unless otherwise indicated (YTL))

		Audited	
LIABILITIES	**Notes**	**December 31, 2007**	December 31, 2006
Current Liabilities		**414.651**	388.097
Short-term Borrowings (net)	6	**71.427**	212.094
Current Portion of Long-Term Borrowings (net)	6	**147.753**	1.724
Finance Lease Payables (net)	8	**77**	285
Other Financial Liabilities (net)	10	-	-
Trade Payables (net)	7	**95.325**	70.380
Due to Related Parties (net)	9	**31.687**	34.655
Advances Taken	21	-	-
Payable from Continuing Construction Contracts (net)	13	-	-
Provisions	23	**9.952**	13.375
Deferred Tax Liability	14	-	-
Other Liabilities (net)	10	**58.430**	55.584
Non-current Liabilities		**337.984**	204.026
Long-term Borrowings (net)	6	**288.540**	163.522
Finance Lease Payables (net)	8	-	93
Other Financial Liabilities (net)	10	-	-
Trade Payables (net)	7	-	-
Due to Related Parties (net)	9	-	-
Advances Taken	21	-	-
Provisions	23	**25.112**	20.191
Deferred Tax Liability	14	**24.332**	20.220
Other Liabilities (net)	10	-	-
		-	
MINORITY INTEREST	24	**13.421**	17.351
EQUITY		**910.999**	848.741
Share Capital	25	**254.371**	254.371
Share Capital Subsidiaries Elimination	25	-	-
Capital Reserves		**205.682**	205.682
Share Premium	26-27-28	**214.241**	214.241
Income on common stock disposals		-	-
Revaluation fund		-	-
Financial assets value increment fund		-	-
Equity inflation adjustment differences	26-27-28	**(8.559)**	(8.559)
Profit Reserves	26-27-28	**118.144**	87.087
Legal Reserves		**47.451**	43.846
Statutory Reserves		-	-
Extraordinary Reserves		**69.692**	43.241
Special Reserves		**1.001**	-
Gain on Sale of Participation and Property, Plant and Equipment to be Transferred to the Share Capital		-	-
Currency Translation Adjustment	2	**(54.469)**	15.439
Net Income / (Loss)		**153.665**	86.707
Accumulated Profits	26-27-28	**233.606**	199.455
Total Liabilities and Equity		**1.677.055**	1.458.215

The explanatory notes on pages 5 through 44 form an integral part of the consolidated financial statements.

Coca-Cola İçecek Anonim Şirketi

Consolidated Income Statement
For the year ended December 31, 2007
(Currency - Thousands of New Turkish Lira unless otherwise indicated (YTL))

		Audited	
	Notes	December 31, 2007	December 31, 2006
Operating Income			
Net Sales	36	1.925.906	1.667.171
Cost of Sales (-)	36	(1.142.007)	(1.142.170)
Gross Profit		783.899	525.001
Operating Expense (-)	37	(541.515)	(348.494)
Profit From Operations, net		242.384	176.507
Other Income from Operations	38	62.720	53.730
Other Expense from Operations (-)	38	(99.756)	(47.430)
Financial Income / (Expense)	39	1.168	(80.040)
Operating Profit / (Loss)		206.516	102.767
Net Monetary Gain		-	-
Minority Interest	24	(2.187)	(4.090)
Income / (Loss) Before Tax		204.329	98.677
Tax charge	41	(50.664)	(11.970)
Net Income / (Loss)		153.665	86.707
Earnings / (Losses) Per Share (full YTL)	42	0,0060	0,0035

The explanatory notes on pages 5 through 44 form an integral part of the consolidated financial statements.

(Currency - Thousands of New Turkish Lira unless otherwise indicated (YTL))

1. CORPORATE INFORMATION and NATURE OF ACTIVITIES

General

Coca-Cola İçecek Anonim Şirketi ("CCI" - "the Company"), is the bottler and distributor of alcohol-free beverages in the Southern Asia (defined as Turkey, the Caucasus, Central Asia) and the Middle East. The operations of the Company consist of production, selling and distribution of carbonated and non-carbonated beverages with The Coca-Cola Company ("TCCC") trademarks. The Company has six production facilities in different regions of Turkey and operates five factories in countries other than Turkey. The registered office address of CCI is Esenşehir Mah. Erzincan Cad. No:36 Ümraniye 34776 İstanbul, Turkey.

The Group consists of the Company, its subsidiaries and joint ventures.

The consolidated financial statements of the Group are approved for issue by the Chief Financial Officer on March 27, 2008. The General Assembly and the regulatory body have the right to make amendments on the accompanying financial statements.

Shareholders of the Company

As of December 31, 2007 and 2006 the composition of shareholders and their respective percentage of ownership can be summarized as follows:

	December 31, 2007		December 31, 2006	
	Nominal Amount	**Percentage**	Nominal Amount	Percentage
Anadolu Efes Biracılık ve Malt Sanayi A.Ş. ("Anadolu Efes")	**102.047**	**40,12%**	102.047	40,12%
The Coca-Cola Export Corporation ("TCCEC")	**51.114**	**20,09%**	51.114	20,09%
Efes Pazarlama Dağıtım Ticaret A.Ş. ("Efpa")	**25.788**	**10,14%**	25.788	10,14%
Özgörkey Holding A.Ş.	**12.771**	**5,02%**	12.771	5,02%
Publicly Traded	**62.640**	**24,63%**	62.640	24,63%
Other	**11**	**0,00%**	11	0,00%
	254.371	**100,00%**	254.371	100,00%
Restatement Effect	**(8.559)**	**-**	(8.559)	-
	245.812		245.812	

Nature of Activities of the Group

CCI and it's subsidiary Coca-Cola Satış ve Dağıtım A.Ş. ("CCSD") is one of the leading bottler and distributor of alcohol-free beverages, operating in Turkey. The operations of the Company consist of production, selling and distribution of carbonated and non-carbonated beverages. The Company has the right to exclusively produce, sell and distribute The Coca-Cola Company ("TCCC") beverages in authorized packages with TCCC's trademarks, including Coca-Cola, Coca-Cola light, Fanta, Sprite, Cappy, Sen Sun, Powerade, Burn and Turkuaz throughout Turkey, with Bottler's and Distribution Agreements signed between the Company and TCCEC. The Bottler's and Distribution Agreements are valid until June 30, 2016.

The Company's international subsidiaries operating outside of Turkey are engaged in the production, sale and distribution of carbonated and non-carbonated beverages with TCCC trademarks and in the distribution of Efes products that are owned by Anadolu Efes. In addition to these, the Group has minority shares in a bottling company of Coca-Cola products operating in Turkmenistan.

(Currency - Thousands of New Turkish Lira unless otherwise indicated (YTL))

1. CORPORATE INFORMATION and NATURE OF ACTIVITIES (continued)

Mahmudiye Kaynaksuyu Limited Şirketi ("Mahmudiye"), which is a subsidiary acquired by CCI on March 16, 2006, operates in the filling, sale and distribution of natural spring water Damla, registered trademark of CCI, in Turkey.

Under the Bottler's and Distribution Agreements signed with Schweppes Holdings Limited, the Group has the exclusive right in Turkey, Kazakhstan and Jordan to sell and distribute beverages under the Schweppes trademark.

According to the Bottler's and Distribution Agreements signed between Beverage Partners Worldwide (Europe) A.G. and the Company, the Company has the exclusive rights in Turkey, to produce, sell and distribute beverages bearing the Nestea and Nescafe Xpress trademarks until June 30, 2009. Such Agreements have been dissolved as of July 31, 2007 only for Nescafe Xpress trademarks, effective from November 1, 2007. This annulment has no significant effect on the Company's operations. As of December 31, 2007, Nescafe Xpress sales revenue comprised 0,024 % of total net sales of the Company.

Subsidiaries and Joint Ventures

Subsidiaries

As of December 31, 2007 and 2006 the list of CCI's subsidiaries and its effective participation percentages are as follows:

				Effective Shareholding and Voting Rights %	
		Place of Incorporation	Principal Activities	December 31, 2007	December 31, 2006
1)	CCSD	Turkey	Distribution and sales of CCI products	**99,96%**	99,96%
2)	Mahmudiye	Turkey	Filling and sales of natural source water	**99,99%**	99,99%
3)	J.V. Coca-Cola Almaty Bottlers Limited Liability Partnership ("Almaty CC")	Kazakhstan	Production, distribution and selling of Coca-Cola products	**87,61%**	87,49%
4)	Azerbaijan Coca-Cola Bottlers LLC ("Azerbaijan CC")	Azerbaijan	Production, distribution and selling of Coca-Cola products	**89,90%**	89,90%
5)	Coca-Cola Bishkek Bottlers Closed Joint Stock Company ("Bishkek CC")	Kyrgyzstan	Production, distribution and selling of Coca-Cola products	**90,00%**	90,00%
6)	CCI International Holland B.V.(Formerly known as Efes Invest Holland B.V.) (*)	Holland	Holding company	**100,00%**	100,00%
7)	Tonus Joint Stock Co. ("Tonus")	Kazakhstan	Holding company	**94,18%**	92,14%
8)	The Coca-Cola Bottling Company of Jordan Ltd. ("TCCBCJ")	Jordan	Production, distribution and selling of Coca-Cola products	**90,00%**	90,00%
9)	Efes Sınai Dış Ticaret A. Ş. ("Efes Sınai Dış Ticaret")	Turkey	Foreign trade company located in Tuzla Free Zone	**99,00%**	99,00%

(*) According to Board of Directors Meeting held on July 17, 2007, the Company decided to change the trade name of Efes Invest Holland B.V. ("Efes Invest Holland") as CCI International Holland B.V. ("CCI Holland") and new trade name was registered as of August 31, 2007.

(Currency - Thousands of New Turkish Lira unless otherwise indicated (YTL))

1. CORPORATE INFORMATION and NATURE OF ACTIVITIES (continued)

Joint Ventures

		Place of Incorporation	Principal Activities	Effective Shareholding and Voting Rights % December 31, 2007	Effective Shareholding and Voting Rights % December 31, 2006
1)	The Coca-Cola Bottling of Iraq FZCO ("CCBI")	United Arab Emirates ("UAE")	Holding Company	**50,00%**	50,00%
2)	CC Beverage Limited	Iraq	Production, distribution and selling of Coca-Cola products	**30,00%**	-
3)	Syrian Soft Drink Sales and Distribution L.L.C. ("S.S.D.S.D.")	Syria	Distribution and selling of Coca-Cola products	**50,00%**	-

Changes in Group Structure

According to the Board of Directors Meeting held on March 12, 2007, it is approved to purchase 50% shares of S.S.D.S.D., through the Company's subsidiary CCI Holland from Anadolu Endüstri Holding A.Ş., a related party, for YTL 408 and the acquisition was completed as of April 25, 2007.

CCBI, 50% joint venture of the Group which's resident in UAE, has owned 60% shares of a new joint venture in Iraq which was established at February 6, 2007.

According to the Board of Directors Meeting held on December 25, 2007, it's approved to purchase the outstanding 12,04% shares of Almaty CC, 10% shares of Bishkek CC, 9,96% shares of Azerbaijan CC and 13,75% shares of Türkmenistan Coca-Cola Bottlers Limited ("Türkmenistan CC") for USD 30,4 million from TCCEC. As of the issuance date of the financial statements, share transfer registrations are not completed. Following the completion of the share purchases, the CCI's share will reach to; 99,65%, 100%, 99,86% and 47% in Almaty CC, Bishkek CC, Azerbaijan CC and Turkmenistan CC respectively.

Working Environments and Economic Conditions of Subsidiaries and Joint Ventures in Foreign Countries

The countries, in which certain subsidiaries and joint ventures are operating, have undergone substantial political and economical changes in recent years. These countries do not possess well-developed business infrastructures and accordingly operations in such countries might carry risks, which are not typically associated with those in more developed markets. Uncertainties regarding the political, legal, tax and/or regulatory environment, including the potential for adverse changes in any of these factors, could significantly affect the subsidiaries' and joint ventures ability to operate commercially.

Average Number of Employees

Category-based average number of employees working during the period is as follows:

	December 31, 2007	December 31, 2006
Blue-collar	**2.255**	1.971
White-collar	**2.627**	2.207
Average number of employees	**4.882**	4.178

2. BASIS OF PRESENTATION

Basis of Preparation

The consolidated financial statements of the Group have been prepared in accordance with reporting and accounting standards issued by the Capital Market Board ("CMB Accounting Standards"). CMB has issued a comprehensive set of accounting standards in the CMB Communiqué Serial XI, No: 25 "Communiqué for the Accounting Standards in Capital Markets". In this Communiqué, CMB stated that the application of accounting standards prescribed by the International Accounting Standards Board ("IASB") and International Accounting Standards Committee ("IASC") will also be considered to be compliant with CMB Accounting Standards as an alternative. With a resolution taken on March 17, 2005, CMB has declared that the application of inflation accounting is no longer required for the companies operating in Turkey which are preparing financial statements in accordance with CMB Accounting Standards effective from January 1, 2005. The consolidated financial statements and footnotes are presented using the compulsory standard formats prescribed by the CMB.

CCI and its subsidiaries incorporated in Turkey maintain their books of account and prepare their statutory financial statements in New Turkish Lira ("YTL") in accordance with the regulations on accounting and reporting framework and accounting standards promulgated by the CMB , TCC and Tax Legislation and the Uniform Chart of Accounts issued by the Ministry of Finance. The subsidiaries incorporated outside of Turkey maintain their books of account and prepare their financial statements in accordance with the regulations of the countries in which they operate.

The consolidated YTL financial statements have been prepared from the statutory financial statements of Group's subsidiaries' and joint ventures and presented in accordance with CMB Accounting Standards with certain adjustments and reclassifications for the purpose of fair presentation. Such adjustments are primarily related to application of consolidation accounting, accounting for business combinations, accounting for deferred taxes on temporary differences, accounting for employee termination benefits on an actuarial basis and accruals for various expenses. Except from the financial assets carried from their fair values and assets and liabilities included in Business Combination application, financial statements are prepared on a historical cost basis.

Changes in Accounting Policies

The principal accounting policies adopted in preparing the consolidated financial statements of the Group are same as prior periods, except the following new accounting pronouncements:

As of December 31, 2007, the Group has examined the revised International Financial Reporting Standards with the opinions of International Accounting Standards Board ("IASB") and International Financial Reporting Interpretations Committee ("IFRIC") and adopted the applications.

Application of New and Revised International Financial Reporting Standards

IAS 32, Financial Instruments: Disclosure and presentation (Revised)

IFRS 7, Financial Instruments: Disclosures and complimentary amendments to IAS 1, Presentation of Financial Statements - Capital Disclosures

IFRIC 7, Applying the Restatement Approach under IAS 29 Financial Reporting in Hyperinflationary Economies

IFRIC 8, Scope of IFRS 2 Share Based Payment

(Currency - Thousands of New Turkish Lira unless otherwise indicated (YTL))

2. BASIS OF PRESENTATION (continued)

IFRIC 9, Reassessment of Embedded Derivatives

IFRIC 10, Interim Financial Reporting and Impairment on Assets

The application of revised accounting standards and interpretations do not have any effect on the Group's consolidated financial statements and its disclosures except for the application of IFRS 7 (Note 43), which started to be applied for the first time as of December 31, 2007.

Accounting standards and interpretations which are not effective as of December 31, 2007

As of the date of authorization of the consolidated financial statements, the new standards, amendments and interpretations published related to the existing standards reviewed by the Company, but not effective as of December 31, 2007 are as follows:

IFRS 3, Business Combinations (Revised) (Will be applied for annual periods beginning on or after July 1, 2009.)

IFRS 8, Operating Segments (Will be applied for annual periods beginning on or after January 1, 2009.)

IAS 1, Presentation of Financial Statements (Revised) (Will be applied for annual periods beginning or after January 1, 2009.)

IAS 23, Borrowing Costs (Revised) (Will be applied for annual periods beginning or after January 1, 2009.)

IFRIC 11, IFRS 2 - Group and Treasury Share Transactions (Applicable for annual periods beginning on or after March 1, 2007)

IFRIC 12, Service Concession Arrangements (Will be applied for annual periods beginning on or after January 1, 2008.)

IFRIC 13, Customer Loyalty Programs (Will be applied for annual periods beginning on or after July 1, 2008.)

IFRIC 14, Minimum Funding Payments and Limits on Determined Employee Benefit Plans (Will be applied for annual periods beginning or after January 1, 2008.)

Functional and Presentation Currency

Functional and presentation currency of the Company is YTL.

The multinational structure of foreign entities and realization of most of their operations in terms of U.S. Dollars ("USD") resulted in determination of the foreign subsidiaries' and joint ventures' functional currency as USD. The majority of the foreign consolidated subsidiaries and joint ventures are regarded as foreign entities since they are financially, economically and organizationally autonomous.

(Currency - Thousands of New Turkish Lira unless otherwise indicated (YTL))

2. BASIS OF PRESENTATION (continued)

Since the functional currency of foreign entities is determined as USD in the consolidated financial statements, USD amounts presented in the balance sheet as of December 31, 2007 are translated into New Turkish Lira at the official YTL exchange rate for purchases of USD announced by the Central Bank of the Republic of Turkey on December 31, 2007, USD 1,00 (full) = YTL 1,1647 (December 31, 2006; USD 1,00 (full) = YTL 1,4056). Furthermore, USD amounts in the income statement for the year ended December 31, 2007 have been translated into YTL, at the average YTL exchange rate for purchases of U.S. Dollars for the year, is USD 1,00 (full) = YTL 1,3003 (January 1, - December 31, 2006; USD 1,00 (full) = YTL 1,4297). Differences occurred by the usage of closing and average exchange rates are followed under currency translation differences classified in equity.

Offsetting

Financial assets and liabilities are offset and the net amount reported in the balance sheet when there is a legally enforceable right to set off the recognized amounts and there is an intention to settle on a net basis or realize the asset and settle the liability simultaneously.

Estimation Uncertainty

Group management has to make key assumptions concerning the future and other key sources of estimation uncertainty at the balance sheet date that have significant risks of causing a material adjustment to the carrying amounts of assets and liabilities in the preparation of consolidated financial statements. Actual results can be different from estimations. These estimations are reviewed at each balance sheet date; required corrections are made and reflected in the results of operations of the related period. Main estimations are related with impairment on assets, useful lives of tangible and intangible assets and provisions.

Basis of Consolidation

The consolidated financial statements comprise the financial statements of the parent company, CCI, its subsidiaries and joint ventures prepared as for the year ended December 31, 2007. Subsidiaries are consolidated from the date on which control is transferred to the Group and cease to be consolidated from the date on which control is transferred out of the Group. The consolidated financial statements cover CCI and the subsidiaries it controls. This control is normally evidenced when the Group owns, either directly or indirectly, more than 50% of the voting rights of a company's share capital and is able to govern the financial and operating policies of an enterprise so as to benefit from its activities.

Subsidiaries are consolidated by using the full consolidation method, therefore, the carrying value of subsidiaries is eliminated against the related shareholders' equity. The equity and net income attributable to minority shareholders' interests are shown separately in the consolidated balance sheet and consolidated income statement

Joint ventures are companies in respect of which there are contractual arrangements through which an economic activity is undertaken subject to joint control by the Group and its subsidiaries together with one or more other parties. The Group's interest in joint ventures is accounted for by way of proportionate consolidation, in other words, the Group includes its share of the assets, liabilities, income and expenses of each joint venture in the relevant components of the financial statements.

Intercompany balances and transactions, including intercompany profits and unrealized profits and losses, are eliminated. Consolidated financial statements are prepared using uniform accounting policies for like transactions and other events in similar circumstances.

(Currency - Thousands of New Turkish Lira unless otherwise indicated (YTL))

2. BASIS OF PRESENTATION (continued)

The Group's investment in associates is accounted for under the equity method of accounting. The investment in associates is carried in the consolidated balance sheet at cost plus post-acquisition changes in the Group's share of net assets of the associates, less any impairment in value. The consolidated income statement reflects the Group's share of the results of operations of the associates.

The acquisitions of subsidiaries are accounted by using the purchase method of accounting. The subsidiaries acquired or sold during the year were included in the consolidated financial statements from the date of acquisition or until the date of disposal. As mentioned in detail in Note 1, for the acquisition of S.S.D.S.D., which was in April 2007, the goodwill amounting to YTL 1.845 is calculated in accordance with IFRS 3 *Business Combinations*, as the difference between the acquisition value and the net asset value derived from fair value financial statements of S.S.D.S.D. As of December 31, 2007, YTL 1.845 impairment loss provided for the goodwill and reflected to consolidated financial statements (Note 17).

The consolidated income statement reflects the results of S.S.D.S.D. only for the period between April 30, 2007 and December 31, 2007, since the acquisition was realized on April 25, 2007. The net loss of S.S.D.S.D. for this period was YTL 2.635.

The fair value of net assets of S.S.D.S.D. as of acquisition date, 50% of the shares of which was acquired by the Company in April 2007 are as follows:

Current assets	1.440
Non-current assets	5.390
Short-term liabilities	(9.704)
Net liabilities	(2.874)
Purchased share percentage	%50,00
Net liabilities acquired by the Group	(1.437)
Total purchase cost	408
Net liabilities acquired by the Group	(1.437)
Goodwill	1.845
Impairment reserve	(1.845)
Total purchase cost	408
Cash acquired from subsidiary addition	(175)
Net cash outflow of subsidiary acquisition	233

On March 16, 2006, the Company has acquired the 99,99% shares of Mahmudiye for an amount of YTL 10.940. In accordance with IFRS 3 *Business Combinations*, fair value financial statements of Mahmudiye are prepared as of December 31, 2006 for the consolidation purpose. Intangible assets identified in the fair value financial statements of Mahmudiye amounting to YTL 9.992 represent "Water Sources Usage Rights" and are amortised over their useful lives on a straight line basis.

Negative difference between the net asset value derived from the fair value financial statements of Mahmudiye and the acquisition cost of the Company amounting to YTL 770 has been reflected as negative goodwill, in the consolidated income statement prepared as of December 31, 2006.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents

Cash and cash equivalents comprise cash balances, short-term deposits and checks dated on or before the relevant period end which are readily convertible to known amounts of cash and subject to insignificant risk of changes in value.

Investments in Securities

All investments in securities are measured at cost value that was paid to acquire the asset plus the expenses incurred during the acquisition and considered to reflect the fair value of the related investment.

After initial recognition, investments that are classified as available-for-sale are measured at fair value. Gains or losses on available-for-sale investments are recognized in equity until the investment is sold, collected or otherwise disposed of, or until the investment is determined to be impaired, at which time the cumulative gain or loss previously reported in equity is included in the income statement. Interest calculated on available-for-sale investments calculated using the effective interest rate is reported as interest income. Dividends collected are recorded as dividend income on the date of collection. For available-for-sale investments that are actively traded in organized financial markets, fair value is determined by reference to quoted market bid prices at the close of business on the balance sheet date.

Investments that are intended to be held to maturity, such as government bonds, are subsequently measured at amortized cost using the effective interest rate method. Amortized cost is calculated by taking into account any discount or premium on acquisition.

Trade Receivables

Trade receivables, which generally have payment terms of 15-65 days, are recognized at original invoice amount less doubtful receivable and are discounted. An estimate for doubtful debt is made when collection of the full amount is no longer probable. Bad debts are written off when identified.

Provision for doubtful receivables is reflected as expense in the income statement. The provision is the amount that is proposed to compensate the losses that possibly occur due to economic conditions expected by the Group or the risks carried as a part of the nature of the account.

Inventories

Inventories are valued at the lower of cost or net realizable value, less provision for obsolete and slow moving items. Net realizable value is the selling price in the ordinary course of business, less the costs of completion, marketing and distribution. Cost includes all costs incurred in bringing the product to its present location and condition, and is determined primarily on the basis of weighted average cost method.

Property, Plant and Equipment

Property, plant and equipment are stated at cost less accumulated depreciation and any impairment in value. Land is not depreciated. Depreciation is calculated on a straight-line basis over the estimated useful life of the asset as follows:

Buildings and Leasehold Improvements	25 - 40 years
Machinery and Equipment	6 - 15 years
Furniture and Fixtures	5 - 10 years
Vehicles	5 - 10 years
Other Tangible Assets	5; 9 - 12 years

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Repair and maintenance costs are expensed as incurred. There are no repair and maintenance costs capitalized as part of property, plant and equipment. All costs incurred for the construction of property, plant and equipment are capitalized and are not depreciated until the asset is ready for use.

The carrying values of property, plant and equipment are reviewed for impairment when events or changes in circumstances indicate that the carrying value may not be recoverable. If any such indication exists and where the carrying values exceed the estimated recoverable amount, the assets or cash-generating units are written down to their recoverable amount. The recoverable amount (net realizable value) of property, plant and equipment is the greater of net selling price and value in use. Value in use is assessed by discounting future cash flows to their present value using a pre-tax discount rate that reflects current market conditions and the risks specific to the asset. If the related asset is not a unit that generates cash inflows by itself, the recoverable amount is determined for the cash-generating unit to which the asset belongs. Impairment losses are recognized in the income statement.

Intangible Assets

Intangible assets acquired separately are measured on initial acquisition at cost. The cost of an intangible asset acquired in a business combination is recognized at fair value, if its fair value can be reliably measured. Intangible assets, excluding development costs, created within the business are not capitalized and expenditure is charged against profits in the year in which it is incurred. Intangible assets are amortized on a straight-line basis over the best estimate of their useful lives.

In the scope of consolidation, intangible assets identified in the fair value financial statements of subsidiaries acquired in 2005, represent the "Bottlers and Distribution Agreements" that are signed with TCCC. Since the Company management expects to renew these agreements without any additional costs after expiration, it is decided that there is no need to set a time constraint. The intangible assets relating to the Bottlers and Distribution Agreements are therefore not amortized.

In the scope of consolidation, the intangible assets identified in the fair value financial statements of Mahmudiye acquired in 2006, represent the "Water Sources Usage Right" of Mahmudiye and are amortized on a straight-line basis over their useful lives, which are between 10 and 40 years.

The carrying values of intangible assets are reviewed for impairment when events or changes in circumstances indicate that the carrying value may not be recoverable.

Goodwill

Goodwill represents the excess of the cost of the acquisition over the fair value of identifiable net assets of the acquired business, at the date of acquisition. In accordance with IFRS 3, the Group ceased to amortize goodwill arising from the business combinations before March 31, 2004, starting from the beginning of the annual accounting period beginning on or after March 31, 2004 (January 1, 2005) and reviewed for impairment.

Recognition and Derecognition of Financial Assets and Liabilities

The Group recognizes a financial asset or financial liability in its consolidated balance sheet when and only when it becomes a party to the contractual provisions of the instrument. The Group derecognizes a financial asset or a portion of a financial asset when and only when it looses control of the contractual rights that comprise the financial asset or a portion of a financial asset. The Group derecognizes a financial liability when the obligation specified in the contract is discharged, cancelled or expires.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Borrowings

All borrowings are initially recognized at cost.

After initial recognition, borrowings are subsequently measured at amortized cost using the effective interest rate method. Amortized cost is calculated by taking into account any issue costs, and any discount or premium on settlement. Gains and losses are recognized in net profit or loss when the liabilities are derecognized, as well as through the amortization process.

Borrowing Costs

Borrowing costs are generally expensed as incurred.

In accordance with IAS 23 Borrowing Costs (Revised) published at March 2007, effective from January 1, 2009, borrowing costs that are directly attributable to the acquisition, construction or production of a qualifying asset shall be capitalised as part of the cost of that asset and other borrowing costs are recognized as an expense in the preiod in which they are incurred.

Leases (Group as a lessee)

a) Finance Lease

Finance leases, which transfer to the Group substantially all the risks and benefits incidental to ownership of the leased item, are capitalized at the inception of the lease at the fair value of the leased asset or, if lower, at the present value of the minimum lease payments. Lease payments are apportioned between the finance charges and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges calculated over fixed interest rate are charged directly against income. Capitalized leased assets are depreciated over the estimated useful life of the asset.

b) Operating Lease

Leases where the lessor retains substantially all the risks and benefits of ownership of the asset are classified as operating leases. Operating lease payments are recognized as an expense in the income statement on a straight-line basis over the lease term.

Trade Payables

Trade payables which generally have 7-30 day terms are carried at amortized cost which is the fair value of the consideration to be paid in the future for goods and services received, whether or not they are billed to the Group.

Employee Benefits

Turkish Entities

(a) Defined Benefit Plans

The reserve for employee termination benefits is provided for in accordance with IAS 19 "Employee Benefits" and is based on actuarial study. In the consolidated financial statements, the Group has reflected a liability calculated using the "Projected Unit Credit Method". According to the valuations made by qualified actuaries, all actuarial gains and losses that were not booked yet are recognized in the income statement. The employee termination benefits are discounted to the present value of the estimated future cash outflows using government bonds' rate of return on the balance sheet date.

(Currency - Thousands of New Turkish Lira unless otherwise indicated (YTL))

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Actuarial gains or losses were recognized considering the average number of years remaining to employees' completing their services.

Actuarial assumptions used to determine net periodic pension costs are as follows as of balance sheet dates:

	December 31, 2007	December 31, 2006
Weighted average discount rate	**11%**	12%
Weighted average rate of compensation increases	**5%**	6,175%

(b) Defined Contribution Plan

The Group pays contributions to the Social Security Institution of Turkey on a mandatory basis. The Group has no further payment obligations once the contributions have been paid. The contributions are recognized as employee benefit expense when they are due. For the year ended December 31, 2007, contributions paid by the Group to the Social Security Institution of Turkey is amounting to YTL 25.133 (2006 – YTL 21.623).

Foreign Subsidiaries

Subsidiaries and joint ventures in foreign countries pays contributions according to each country's regulations and these payments are expensed as incurred.

Provisions

Provisions are recognized when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. If the effect of the time value of money is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessment of the time value of money and, where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognized as an interest expense.

Contingent Assets and Liabilities

Contingent liabilities are not recognized in the financial statements but only disclosed, unless the possibility of an outflow of resources embodying economic benefits is probable. A contingent asset is not recognized in the financial statements but disclosed when an inflow of economic benefits is probable.

Revenue Recognition

Sale of Goods

Revenue is recognized to the extent that it is probable that the economic benefits will flow to the Group and the revenue can be reliably measured. Revenue is recognized when the significant risks and rewards of ownership of the goods have passed to the buyer and the amount of revenue can be measured reliably.

Net sales is reflected after deducting sales discounts, VAT and sales taxes. Sales discounts consist of deductions from sales and the cost of free promotional materials.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Interest Income

Income is recognized as the interest accrues.

Income Taxes

Tax expense (income) is the aggregate amount included in the determination of net profit or loss for the period in respect of current and deferred taxes.

Deferred income tax is provided, using the liability method, on all temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes. Deferred income tax liabilities are recognized for all taxable temporary differences.

Deferred income tax assets are recognized for all deductible temporary differences, carry-forward of unused tax assets and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, carry-forward of unused tax assets and unused tax losses can be utilized. The carrying amount of deferred income tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the balance sheet date.

Foreign Currency Transactions

Each entity within the Group translates its foreign currency transactions and balances into its functional currency by applying the exchange rate between the functional currency and the foreign currency at the date of the transaction. Exchange rate differences arising on the settlement of monetary items or on reporting monetary items at rates different from those at which they were initially recorded during the period or reported in previous financial statements are recognized in the income statement in the period in which they arise.

Segment Reporting

For management purposes, the Group is organized into two major geographical areas as domestic and foreign. Financial information on geographical segments is presented in Note 33.

Earnings Per Share

Basic earnings per share (EPS) is calculated by dividing the net profit for the period by the weighted average number of ordinary shares outstanding during the reporting periods. The weighted average number of shares outstanding during the year has been adjusted in respect of free shares issued without corresponding increase in resources.

(Currency - Thousands of New Turkish Lira unless otherwise indicated (YTL))

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Subsequent Events

Post period-end events that provide additional information about the Group's position at the balance sheet date (adjusting events), are reflected in the financial statements and footnotes. Post period-end events that are not adjusting events are disclosed in the notes when material.

4. CASH AND CASH EQUIVALENTS

	December 31, 2007	December 31, 2006
Cash on hand	**744**	864
Cash in banks		
-Time	**125.157**	28.177
-Demand	**13.388**	18.441
Cheques	**2.073**	3.368
	141.362	50.850

As of December 31, 2007 time deposits in foreign currencies equivalent to YTL 84.054 (December 31, 2006 - YTL 9.782), existed for periods varying between five days to one month (December 31, 2006 - one week to two months) and earned interest between 4,05% - 5,85% (December 31, 2006 - 5,25% - 8%).

As of December 31, 2007 time deposits in local currency amounting to YTL 41.103 was made for two to nine days (December 31, 2006 - YTL 18.395, four days) and earned interest between 12,96% - 19,0% (December 31, 2006 - 19,25%).

As of December 31, 2007, there is YTL 182 (December 31, 2006 - YTL 52) interest income accrual on time deposits.

As of December 31, 2007 and 2006, the fair values of cash and cash equivalents are equal to book value.

5. INVESTMENTS IN SECURITIES

	December 31, 2007	December 31, 2006
Available for sale securities at fair value		
Mutual funds	**5.878**	4.116
Held to maturity securities at amortized cost		
Government bonds (Foreign currency denominated)	**538**	638
	6.416	4.754

The fair value of available for sale securities determined by reference to published price quotations in an active market at the balance sheet date.

(Currency - Thousands of New Turkish Lira unless otherwise indicated (YTL))

6. BORROWINGS

	December 31, 2007	December 31, 2006
Short-term borrowings	**71.427**	212.094
Current portion of long-term borrowings	**147.753**	1.724
Total short-term borrowings	**219.180**	213.818
Long-term borrowings	**288.540**	163.522
Total borrowings	**507.720**	377.340

As of December 31, 2007, the principal amount of total borrowings is YTL 502.333 (December 31, 2006 - YTL 373.159) on which there is interest expense accrual amounting to YTL 5.387 (December 31, 2006 - 4.181 YTL).

Short and long-term borrowings denominated in YTL and foreign currencies as of December 31, 2007 and 2006 are as follows:

	December 31, 2007		December 31, 2006	
	Short-term	**Long-term**	Short-term	Long-term
USD	**129.268**	**249.336**	115.414	87.093
EUR	**71.494**	**39.204**	18.984	76.429
YTL	**12.065**	**-**	74.318	-
Kazakh Tenge	**-**	**-**	5.102	-
Jordanian Dinar	**5.050**	**-**	-	-
Syrian Pound	**1.303**	**-**	-	-
	219.180	**288.540**	213.818	163.522

The effective interest rates at the balance sheet date are as follows:

	December 31, 2007	December 31, 2006
Short-term		
USD denominated borrowings	**Libor+(0,5% - 0,6%)**	Libor+(0,5%) - 8%
EUR denominated borrowings	**Euribor+(0,55%)**	4,31%
YTL denominated borrowings	**17,46%**	19,26% - 20,75%
Other currency denominated borrowings	**6,75% - 8,25%**	8%
Long-term		
USD denominated borrowings	**Libor+(0,88% - 1%)**	Libor+(0,55%)
EUR denominated borrowings	**Euribor+(0,88% - 0,91%)**	Euribor+(0,55%)

(Currency - Thousands of New Turkish Lira unless otherwise indicated (YTL))

6. BORROWINGS (continued)

Repayment plans of long-term borrowings as of December 31, 2007 and 2006 are scheduled as follows (including current portion of long term borrowings, excluding finance lease obligation):

	December 31, 2007	December 31, 2006
2007	-	1.724
2008	147.753	163.522
2009	-	-
2010	288.540	-
	436.293	165.246

7. TRADE RECEIVABLES AND PAYABLES

Trade Receivables

	December 31, 2007	December 31, 2006
Trade receivables	156.859	141.293
Cheques receivables	4.009	4.243
Other	732	396
Less: Allowance for doubtful receivables	(8.462)	(8.451)
Total	153.138	137.481

As of December 31, 2007 and 2006 allowance for doubtful receivables movement is as following:

	December 31, 2007	December 31, 2006
Balance at January 1,	8.451	7.074
Current year provision	1.442	2.544
Reversals	(567)	(1.079)
Collection	(374)	(240)
Translation (gain) / loss	(490)	152
	8.462	8.451

Trade Payables

	December 31, 2007	December 31, 2006
Suppliers	95.325	70.380
	95.325	70.380

(Currency - Thousands of New Turkish Lira unless otherwise indicated (YTL))

8. LEASE RECEIVABLES AND OBLIGATIONS

The details of USD denominated financial lease obligations as of December 31, 2007 and 2006 according to their maturities are as follows:

	December 31, 2007	December 31, 2006
Next 1 year	77	285
1 year through 5 years	-	93
Discounted total lease obligations, net	77	378

As of December 31, 2007 and 2006 the effective interest rates of financial lease obligations are 8,5%.

9. RELATED PARTY BALANCES AND TRANSACTIONS

Balances with related parties, which are separately classified in the consolidated balance sheets and the most significant transactions with related parties are as follows:

	December 31, 2007			
	Sales to related parties and other charges	**Purchases from related parties and other charges**	**Amounts owed by related parties**	**Amounts owed to related parties**
Related Parties and Shareholders				
Anadolu Group Companies	80	5.124	102	488
Beverage Partners Worldwide	-	3.682	1.648	-
The Coca-Cola Company	39.639	372.921	867	25.356
Özgörkey Holding Group Companies	-	12.365	-	551
Turkmenistan CC	94	-	201	-
Efes Karaganda Brewery J.S.C.	124	7.341	-	2.337
Other	6	2.058	-	215
	39.943	403.491	2.818	28.947
Due from / due to personnel	-	-	477	2.740
Total	39.943	403.491	3.295	31.687

(Currency - Thousands of New Turkish Lira unless otherwise indicated (YTL))

9. RELATED PARTY BALANCES AND TRANSACTIONS (continued)

	December 31, 2006			
	Sales to related parties and other charges	Purchases from related parties and other charges	Amounts owed by related parties	Amounts owed to related parties
Related Parties and Shareholders				
Anadolu Group Companies	-	1.166	-	171
Beverage Partners Worldwide	-	2.687	1.117	-
The Coca-Cola Company	55.418	358.773	2.919	30.220
Özgörkey Holding Group Companies	775	18.198	-	619
Turkmenistan CC	-	-	242	-
Efes Karaganda Brewery J.S.C.	1.182	16.912	122	1.355
Other	100	848	-	95
	57.475	398.584	4.400	32.460
Due from / due to personnel	-	-	493	2.195
Total	57.475	398.584	4.893	34.655

As of December 31, 2007, Group has deposits in Alternatifbank A.Ş. and marketable securities in Alternatif Yatırım A.Ş. amounting to YTL 7.122 (December 31, 2006 - YTL 3.412) and YTL 6.416 (December 31, 2006 - YTL 4.754) respectively.

As of December 31, 2007 and 2006 purchases from related parties and significant portion of other charges consist of services obtained, fixed asset, raw material purchases and toll production.

As of December 31, 2007 and 2006 sales to related parties and other charges consist of sale of finished goods and support charges of promotional expenses reflected to related parties.

As of December 31, 2007, the executive members of the Board of Directors, Chief Executive Officer, Chief Operating Officers, general director and coordinators received remuneration amounting to YTL 12.296 (December 31, 2006 – YTL 6.619).

10. OTHER RECEIVABLES AND LIABILITIES

Other Receivables

	December 31, 2007	December 31, 2006
Prepaid taxes	**17.151**	13.934
Value added tax receivable	**21.874**	8.734
Other	**87**	798
	39.112	23.466

(Currency - Thousands of New Turkish Lira unless otherwise indicated (YTL))

10. OTHER RECEIVABLES AND LIABILITIES (continued)

Other Liabilities

	December 31, 2007	December 31, 2006
Deposits and advances received	**31.368**	35.289
Taxes and duties payable	**15.464**	13.622
Value added tax payable	**8.819**	2.761
Social security premium payable	**2.561**	3.846
Other	**218**	66
	58.430	55.584

11. BIOLOGICAL ASSETS

None (December 31, 2006 - None).

12. INVENTORIES

	December 31, 2007	December 31, 2006
Finished goods	**46.221**	39.541
Raw materials	**73.117**	64.572
Spare parts	**10.836**	10.201
Packaging materials	**12.253**	10.462
Advertising and sales promotion materials	**7.034**	7.780
Goods in transit	**18.554**	35.191
Less: reserve for obsolescence (-)	**(1.879)**	(1.812)
	166.136	165.935

The amount of write-down of inventories recognized as an expense is YTL 67 (December 31, 2006 - YTL 379) which is recognized in cost of sales.

13. RECEIVABLE AND PAYABLE FROM CONSTRUCTION CONTRACTS

None (December 31, 2006 - None).

(Currency - Thousands of New Turkish Lira unless otherwise indicated (YTL))

14. DEFERRED TAX ASSETS AND LIABILITIES

The list of temporary differences and the resulting deferred tax liabilities, as of December 31, 2007 and 2006 using the prevailing effective statutory tax rate is as follows:

	December 31, 2007		December 31, 2006	
	Cumulative Temporary Difference	Deferred Tax Assets/ (Liabilities)	Cumulative Temporary Difference	Deferred Tax Assets/ (Liabilities)
Tangible and intangible assets	(159.214)	(31.838)	(144.177)	(28.028)
Investment incentives	-	-	32.254	9.676
Borrowings	(1.012)	(202)	3.790	1.144
Employee termination and other employee benefits	30.709	6.140	26.875	5.567
Tax loss carried forward	6.062	1.212	18.792	4.743
Trade receivables, payables and other	3.257	652	487	33
Inventory	5.233	1.048	(15.695)	(4.893)
	(114.965)	(22.988)	(77.674)	(11.758)
Deferred tax asset		1.344		8.462
Deferred tax liability		(24.332)		(20.220)
Deferred tax liability, net		(22.988)		(11.758)

As of December 31, 2007 and 2006, the movement of deferred tax liability is as follows:

	December 31, 2007	December 31, 2006
Balance at January 1,	11.758	18.351
Addition through subsidiary acquired	-	2.603
Deferred tax expense / (income)	13.311	(9.469)
Currency translation adjustment	(2.081)	273
	22.988	11.758

15. OTHER CURRENT / NON-CURRENT ASSETS AND LIABILITIES

a) Other current assets

	December 31, 2007	December 31, 2006
Prepaid expenses	23.231	17.029
Other	484	2.488
	23.715	19.517

b) Other non-current assets

	December 31, 2007	December 31, 2006
Prepaid expenses	18.212	8.440
Other	202	190
	18.414	8.630

(Currency - Thousands of New Turkish Lira unless otherwise indicated (YTL))

16. INVESTMENTS

			December 31, 2007		
Entity	**Principle Activities**	**Country of Business**	**Carrying Value**	**Ownership Interest (%)**	**Group's share of loss**
Turkmenistan Coca-Cola Bottlers Ltd.	**Production, distribution and selling of Coca-Cola products**	**Turkmenistan**	**1.511**	**33,25%**	**(659)**

			December 31, 2006		
Entity	Principle Activities	Country of Business	Carrying Value	Ownership Interest (%)	Group's share of loss
Turkmenistan Coca-Cola Bottlers Ltd.	Production, distribution and selling of Coca-Cola products	Turkmenistan	2.535	33,25%	(232)

As of December 31, 2007 and 2006, total assets, total liabilities, net sales and current year loss of Turkmenistan CC is as follows:

	December 31, 2007	December 31, 2006
Total Assets	**17.071**	17.147
Total Liabilities	**12.528**	9.520
Sales	**9.823**	6.390
Net loss	**(1.983)**	(699)

17. POSITIVE/NEGATIVE GOODWILL

As of December 31, 2007 and 2006 movements of goodwill are as follows:

	January 1, 2007	**Additions**	**Currency Translation Difference**	**December 31, 2007**
Cost	**50.703**	**1.845**	**(6.630)**	**45.918**
Accumulated depreciation / Impairment reserve	**(12.018)**	**(1.845)**	**-**	**(13.863)**
Net book value	**38.685**	**-**	**(6.630)**	**32.055**

	January 1, 2006	Additions	Currency Translation Difference	December 31, 2006
Cost	48.946	-	1.757	50.703
Accumulated depreciation	(12.018)	-	-	(12.018)
Net book value	36.928	-	1.757	38.685

As further explained in Note 2, YTL 1.845 impairment loss provided for the full goodwill amount, calculated as the difference between the net assets derived from the fair value financial statements of S.S.D.S.D. and the acquisition cost in accordance with IFRS 3 Business Combinations.

18. INVESTMENT PROPERTY

None (December 31, 2006 - None).

(Currency - Thousands of New Turkish Lira unless otherwise indicated (YTL))

19. PROPERTY, PLANT AND EQUIPMENT

	Land and Buildings	Machinery and Equipment	Vehicles	Furniture and Fixtures	Other Tangible Assets	Leasehold Improvements	Construction in Progress	Advances Given	Total
Net book value at December 31, 2005	220.120	242.580	14.245	4.701	104.641	876	3.042	4.525	594.730
Additions	7.764	46.114	10.734	1.210	48.976	1	68.389	20.214	203.402
Disposals, net	(300)	(1.761)	(630)	(413)	(263)	-	-	-	(3.367)
Transfers	1.517	3.716	-	30	59	-	(5.322)	-	-
Additions through subsidiary acquired	3.466	876	36	33	153	-	1.373	-	5.937
Provision for impairment	-	(2.798)	-	-	-	-	-	-	(2.798)
Currency translation adjustment	2.750	2.615	308	65	872	-	-	-	6.610
Depreciation charge for the current year	(6.796)	(37.243)	(3.269)	(1.664)	(33.661)	(95)	-	-	(82.728)
Net book value at December 31, 2006	228.521	254.099	21.424	3.962	120.777	782	67.482	24.739	721.786
Net book value at December 31, 2006	**228.521**	**254.099**	**21.424**	**3.962**	**120.777**	**782**	**67.482**	**24.739**	**721.786**
Additions	**66.430**	**79.917**	**5.501**	**5.201**	**43.575**	**41**	**55.715**	**11.332**	**267.712**
Disposals, net	**(2.621)**	**(1.521)**	**(292)**	**(37)**	**(2.980)**	**(2)**	**-**	**-**	**(7.453)**
Transfers	**35.067**	**78.360**	**192**	**900**	**21**	**5.321**	**(109.394)**	**(10.467)**	**-**
Additions through joint venture acquired	**-**	**-**	**787**	**28**	**1.756**	**-**	**-**	**-**	**2.571**
Impairment provision for the current year	**-**	**(431)**	**-**	**-**	**-**	**-**	**-**	**-**	**(431)**
Currency translation adjustment	**(10.023)**	**(12.897)**	**(1.668)**	**(163)**	**(2.937)**	**-**	**(3.482)**	**-**	**(31.170)**
Depreciation charge for the current year	**(8.195)**	**(40.064)**	**(3.847)**	**(1.688)**	**(34.192)**	**(632)**	**-**	**-**	**(88.618)**
Net book value at December 31, 2007	**309.179**	**357.463**	**22.097**	**8.203**	**126.020**	**5.510**	**10.321**	**25.604**	**864.397**
At December 31, 2006									
Cost	286.392	816.605	44.879	20.557	345.995	1.556	67.482	24.739	1.608.205
Accumulated depreciation	(52.852)	(524.257)	(23.763)	(16.660)	(219.400)	(774)	-	-	(837.706)
Accumulated provision for impairment	(7.769)	(40.864)	-	-	(6.690)	-	-	-	(55.323)
Currency translation adjustment	2.750	2.615	308	65	872	-	-	-	6.610
Net book value at December 31, 2006	228.521	254.099	21.424	3.962	120.777	782	67.482	24.739	721.786
At December 31, 2007									
Cost	**385.268**	**973.361**	**51.067**	**26.649**	**388.367**	**6.916**	**13.803**	**25.604**	**1.871.035**
Accumulated depreciation	**(61.047)**	**(564.321)**	**(27.610)**	**(18.348)**	**(253.592)**	**(1.406)**	**-**	**-**	**(926.324)**
Accumulated provision for impairment	**(7.769)**	**(41.295)**	**-**	**-**	**(6.690)**	**-**	**-**	**-**	**(55.754)**
Currency translation adjustment	**(7.273)**	**(10.282)**	**(1.360)**	**(98)**	**(2.065)**	**-**	**(3.482)**	**-**	**(24.560)**
Net book value at December 31, 2007	**309.179**	**357.463**	**22.097**	**8.203**	**126.020**	**5.510**	**10.321**	**25.604**	**864.397**

(Currency - Thousands of New Turkish Lira unless otherwise indicated (YTL))

19. PROPERTY, PLANT AND EQUIPMENT (continued)

Impairment Loss

For the year ended December 31, 2007 the Group provided impairment losses amounting to YTL 431 (December 31, 2006 - YTL 2.798) for property, plant and equipment that had greater carrying value than its estimated recoverable amount, which was calculated over its estimated selling price.

Borrowing Costs Capitalized on Property, Plant and Equipment

The Group did not capitalize any borrowing costs on property, plant and equipment as of December 31, 2007 and 2006.

Finance Leases

Property leased by the Group includes coolers, vehicles, buildings, machinery and equipment.

As of December 31, 2007 net book value of assets under finance leases included in property, plant and equipment is amounting to YTL 22.868 (December 31, 2006 - YTL 27.243)

20. INTANGIBLE ASSETS

	January 1, 2007	Additions/ (Amortization)	Disposals	Addition through joint venture acquisitions	Currency translation adjustment	December 31, 2007
Cost						
Software rights	**10.821**	1.077	(104)	9	(838)	**10.965**
Rights	**356**	-	-	-	(22)	**334**
Water sources usage right	**9.992**	-	-	-	-	**9.992**
Bottlers and distribution agreements	**254.835**	-	-	-	(43.675)	**211.160**
Less: Accumulated amortization						
Software rights	**(4.112)**	(765)	104	(2)	84	**(4.691)**
Rights	**(2)**	(65)	-	-	-	**(67)**
Water sources usage right	**(669)**	(864)	-	-	-	**(1.533)**
Net book value	**271.221**	**(617)**	**-**	**7**	**(44.451)**	**226.160**

	January 1, 2006	Additions/ (Amortization)	Disposals	Addition through subsidiary acquisition	Currency translation adjustment	December 31, 2006
Cost						
Software rights	10.010	599	(26)	-	238	10.821
Rights	-	356	-	-	-	356
Water sources usage right	-	-	-	9.992	-	9.992
Bottlers and distribution agreements	243.268	-	-	-	11.567	254.835
Less: Accumulated amortization						
Software rights	(3.295)	(799)	25	-	(43)	(4.112)
Rights	-	(2)	-	-	-	(2)
Water sources usage right	-	(669)	-	-	-	(669)
Net book value	249.983	(515)	(1)	9.992	11.762	271.221

(Currency - Thousands of New Turkish Lira unless otherwise indicated (YTL))

21. ADVANCES TAKEN

None (December 31, 2006 - None).

22. POST-RETIREMENT BENEFITS

None (December 31, 2006 - None).

23. PROVISIONS

a) Short term provisions

	December 31, 2007	December 31, 2006
Provision for corporate tax	**4.788**	-
Management premium accrual	**817**	3.955
Expense accruals	**4.347**	9.420
	9.952	13.375

As of December 31, 2007 and 2006, movements of the management premium accrual are as follows:

	December 31, 2007	December 31 2006
Balance at January 1,	**3.955**	3.017
Payments made	**(9.414)**	(3.017)
Current year charge	**6.276**	3.955
	817	3.955

b) Long term provisions

As of December 31, 2007 and 2006, details of long term provisions are as follows:

	December 31, 2007	December 31, 2006
Long term incentive plan accrual	**3.734**	2.608
Vacation pay accrual	**5.069**	2.994
Employee termination benefit accrual	**16.309**	14.589
	25.112	20.191

(Currency - Thousands of New Turkish Lira unless otherwise indicated (YTL))

23. PROVISIONS (continued)

As of December 31, 2007 and 2006, the movements of long term provisions (other than employee termination benefits) are as follows:

	December 31, 2007		December 31, 2006	
	Vacation pay liability	**Long-Term incentive plan**	Vacation pay liability	Long-Term incentive plan
Balance at January 1,	**2.994**	**2.608**	2.385	2.095
Payments made and reversals	**(405)**	**(1.822)**	(148)	(1.035)
Current year charge	**2.584**	**2.948**	757	1.548
Currency translation difference	**(104)**	**-**	-	-
Balance at period/year end	**5.069**	**3.734**	2.994	2.608

Employee Termination Benefits

In accordance with existing social legislation, the Company and its subsidiaries operating in Turkey are required to make lump-sum payments to employees who have completed at least one year of service with the Company and whose employment is terminated due to retirement or for reasons other than resignation or misconduct. Such payments are calculated on the basis of 30 days' pay and limited to a maximum of YTL 2,03 (December 31, 2006 - YTL 1,86) per year of employment at the rate of pay applicable at the date of retirement or termination.

The movement of the defined benefit obligation recognized in the consolidated balance sheet is as follows:

	December 31, 2007	December 31, 2006
At January 1,	**14.589**	12.673
Interest expense	**1.604**	1.512
Benefit payments	**(1.487)**	(1.150)
Current year service charge and actuarial gain / loss	**1.603**	1.554
Defined benefit obligations	**16.309**	14.589

24. MINORITY INTEREST

As of December 31, 2007 and 2006 the change of the minority interest is as follows:

	December 31, 2007	December 31, 2006
January 1, 2007	**17.351**	54.347
Minority income	**2.187**	4.090
Effect of CCI and Efes Sınai merger	**-**	(45.731)
Currency translation adjustment	**(6.117)**	4.645
December 31, 2007	**13.421**	17.351

(Currency - Thousands of New Turkish Lira unless otherwise indicated (YTL))

25. SHARE CAPITAL

	December 31, 2007	December 31, 2006
Common shares 1 YKr par value		
Authorized and issued (units)	**25.437.078.200**	25.437.078.200

26–27–28. SHARE CAPITAL / PROFIT RESERVES and RETAINED EARNINGS

Legal Reserves

The legal reserves consist of first and second legal reserves in accordance with the Turkish Commercial Code (TCC). The first legal reserve is appropriated out of the statutory profits at the rate of 5%, until the total reserve reaches a maximum of 20% of the Company's restated share capital. The second legal reserve is appropriated at the rate of 10% of all distributions in excess of 5% of the Company's restated share capital. Under Turkish Commercial Code, the legal reserves are only available for to net-off losses unless they exceed 50% of the historical paid-in share capital otherwise they are not allowed to be used for other purposes.

Companies whose shares are quoted on the Istanbul Stock Exchange (ISE) perform their dividend appropriation in accordance with the Turkish Capital Market Board regulations.

Listed companies are subject to dividend requirements regulated by the Turkish Capital Market Board.

In accordance with the Communiqué No:IV-27, first dividend to be appropriated out of the profits from annual operations to be based on the financial statements prepared in accordance with CMB Accounting Standards has to be at least the 20% of net distributable profit. This distribution may be made either as cash or as free shares or as a combination of both (free shares and cash) in accordance with the resolution in the general assembly. Besides, first dividend amount may be included in extraordinary reserves instead of distributing it as cash or free shares in accordance with the decision of general assembly.

Net income of the Company's subsidiaries, joint ventures and investments included in the Group's consolidated financial statements are not subject to net distributable profit computation, if there isn't any decision taken for dividend distribution in their own general assemblies.

Inflation adjustment to shareholders' equity can only be netted-off against prior years' losses and used as an internal source in capital increase where extraordinary reserves can be netted-off against prior years' loss and used in the distribution of bonus shares and dividends to shareholders.

(Currency - Thousands of New Turkish Lira unless otherwise indicated (YTL))

26–27–28. SHARE CAPITAL / PROFIT RESERVES and RETAINED EARNINGS (continued)

As of December 31, 2007 and 2006 breakdown of the equity of the Company in its tax books is as follows.

	December 31, 2007			December 31, 2006		
	Historical Amount	**Inflation Restatement Differences**	**Restated Amount**	Historical Amount	Inflation Restatement Differences	Restated Amount
Share Capital	**254.371**	**(8.559)**	**245.812**	254.371	(8.559)	245.812
Legal Reserves	**34.055**	**13.396**	**47.451**	30.450	13.396	43.846
Extraordinary Reserves	**60.141**	**9.551**	**69.692**	33.690	9.551	43.241

Dividends

In accordance with the Ordinary General Assembly held on May 8, 2007, it was decided that a total of YTL 22.500 cash dividends would be paid on May 22, 2007 to shareholders and the remainder of the net distributable profit would be added to the extraordinary reserves.

(Currency - Thousands of New Turkish Lira unless otherwise indicated (YTL))

26–27–28. SHARE CAPITAL / PROFIT RESERVES and RETAINED EARNINGS (continued)

Consolidated Statement of Shareholders' Equity	Share Capital	Share Capital Inflation Adjustment Differences	Share Premium	Special Reserves	Currency Translation Adjustment	Treasury Shares	Accumulated Profit and Current Period Net Income / (Loss)	Total
Balance at January 1, 2006	249.589	(8.559)	170.257	-	-	(57.821)	312.782	666.248
Share capital increase								
Capital increase by merge (Note 1)	4.782	-	43.984	-	-	-	(3.035)	45.731
Dividends paid	-	-	-	-	-	-	(47.501)	(47.501)
Income from sale of Company shares held by a subsidiary (*)	-	-	-	-	-	57.821	24.296	82.117
Currency translation adjustment	-	-	-	-	15.439	-	-	15.439
Net income for the period	-	-	-	-	-	-	86.707	86.707
Balance at December 31, 2006	**254.371**	**(8.559)**	**214.241**	**-**	**15.439**	**-**	**373.249**	**848.741**
Balance at January 1, 2007	**254.371**	**(8.559)**	**214.241**	**-**	**15.439**	**-**	**373.249**	**848.741**
Dividends paid	-	-	-	-	-	-	(22.500)	(22.500)
Value increase in available for sale securities	-	-	-	1.001	-	-	-	1.001
Currency translation adjustment	-	-	-	-	(69.908)	-	-	(69.908)
Net income for the period	-	-	-	-	-	-	153.665	153.665
Balance at December 31, 2007	**254.371**	**(8.559)**	**214.241**	**1.001**	**(54.469)**	**-**	**504.414**	**910.999**

(*)During the initial public offering of CCI in May 2006, CCSD sold its CCI shares and the gain from this sale amounting to YTL 30.371 is classified under "Accumulated Profits" in the shareholders' equity as YTL 24.296 after deducting the related tax in the consolidated balance sheet as of December 31, 2006.

(Currency - Thousands of New Turkish Lira unless otherwise indicated (YTL))

29. FOREIGN CURRENCY POSITION

As of December 31, 2007 and 2006, the foreign currency position (except functional currency) of the Group is as follows:

	December 31, 2007					
	USD	**YTL Equivalent**	**EUR**	**YTL Equivalent**	**Other Foreign Currency YTL Equivalent**	**Total YTL Equivalent**
Cash and cash equivalents	69.887	81.398	1.374	2.350	8.110	**91.858**
Due from related parties	9	11	9	15	271	**297**
Trade receivables	647	753	63	107	2.857	**3.717**
Other current assets	-	-	2.476	4.235	9.077	**13.312**
Total	**70.543**	**82.162**	**3.922**	**6.707**	**20.315**	**109.184**
Short term loans	-	-	-	-	6.353	**6.353**
Current portion of long term loans	53.215	61.979	41.736	71.378	-	**133.357**
Due to related parties	-	-	1.324	2.264	-	**2.264**
Trade payables	916	1.067	10.719	18.331	8.857	**28.255**
Other liabilities	-	-	26	45	4.249	**4.294**
Long term loans	179.278	208.805	22.980	39.300	-	**248.105**
Total	**233.409**	**271.851**	**76.785**	**131.318**	**19.459**	**422.628**
Net foreign currency position	**(162.866)**	**(189.689)**	**(72.863)**	**(124.611)**	**856**	**(313.444)**

	December 31, 2006					
	USD	YTL Equivalent	EUR	YTL Equivalent	Other Foreign Currency YTL Equivalent	Total YTL Equivalent
Cash and cash equivalents	7.553	10.616	269	499	4.614	15.729
Due from related parties	795	1.117	-	-	393	1.510
Trade receivables	358	503	2	4	3.659	4.166
Other current assets	-	-	67	123	19.109	19.232
Total	8.706	12.236	338	626	27.775	40.637
Short term loans	38.851	54.609	9.900	18.330	5.102	78.041
Current portion of long term loans	1.070	1.504	654	1.211	-	2.715
Due to related parties	18.145	25.505	-	-	597	26.102
Trade payables	357	502	774	1.433	7.805	9.740
Other liabilities	-	-	-	-	6.373	6.373
Long term loans	87.147	122.494	76.374	141.407	-	263.901
Total	145.570	204.614	87.702	162.381	19.877	386.872
Net foreign currency position	(136.864)	(192.378)	(87.364)	(161.755)	7.898	(346.235)

(Currency - Thousands of New Turkish Lira unless otherwise indicated (YTL))

30. GOVERNMENT INCENTIVES

Investment Incentives

For the year ended December 31, 2007 the Group utilized investment incentive amounting to YTL 34.170 and there is no deferred investment incentive.

31. PROVISIONS, CONTINGENT ASSETS and LIABILITIES

Litigations against the Group

The Group is involved on an ongoing basis in litigation arising in the ordinary course of business as of December 31, 2007 with an amount of YTL 793 (December 31, 2006 - YTL 1.214). As of December 31, 2007, the results of these cases are not certain yet. In the opinion of management, the outcome of such litigation currently pending will not materially affect the Group's results of operations, financial condition or liquidity.

CCI and CCSD

Provisions and Contingent Liabilities

As of December 31, 2007, the aggregate amount of letters of guarantee given is YTL 4.274 (December 31, 2006 - YTL 4.301).

The Group has not undergone a tax inspection for any type of tax for any open years; such as any additional tax relating to open years can not be estimated with any degree of certainty. Management does not anticipate that any additional liabilities may arise.

Letter of Credits

As of December 31, 2007, the Group obtained letter of credit amounting to YTL 924 in total to purchase machinery (December 31, 2006 - YTL 3.207).

Operating Leases

CCI and CCSD have signed various operating lease agreements for vehicles.

YTL 4.687 of rent expense were reflected for the year ended December 31, 2007 (December 31, 2006 - YTL 3.955) in the consolidated income statements due to the non-cancellable operating lease agreement for vehicles.

As of December 31, 2007 and 2006, future minimum lease payments under non-cancelable operating lease agreements are as follows:

	December 31, 2007	December 31, 2006
Next 3 years	**7.295**	7.258

Subsidiaries

Mortgages

As of December 31, 2007, there is a mortgage on the buildings and land amounting to YTL 2.870 for the credit line obtained from Arab Bank by TCCBCJ (December 31, 2006 - YTL 3.463).

(Currency - Thousands of New Turkish Lira unless otherwise indicated (YTL))

31. PROVISIONS, CONTINGENT ASSETS and LIABILITIES (continued)

Guarantee Letters

As of December 31, 2007, amount of letters of guarantee obtained from banks and given to suppliers and government authorities is YTL 392 (December 31, 2006 - YTL 453).

32. BUSINESS COMBINATIONS

Business Combinations of current and prior periods are disclosed in Note 1 with details under "Changes in Group Structure" caption.

33. SEGMENT REPORTING

Information per geographical segments for the years ended December 31, 2007 and 2006 is as follows:

	December 31, 2007			
	Domestic	Foreign	Elimination	Consolidated
Revenues (net)	1.599.931	328.619	(2.644)	1.925.906
Gross profit	674.076	108.959	864	783.899
Operating expenses (-)	(470.627)	(72.303)	1.415	(541.515)
Profit from operations, net	203.449	36.656	2.279	242.384
Operating profit / (loss), net	182.708	24.027	(219)	206.516
Income before tax	182.708	21.840	(219)	204.329
Tax charge	(44.198)	(6.325)	(141)	(50.664)
Net income / (loss)	138.510	15.515	(360)	153.665
Segment assets	1.551.540	413.175	(289.171)	1.675.544
Investments in associates	-	1.511	-	1.511
Total assets	1.551.540	414.686	(289.171)	1.677.055
Segment liabilities	558.702	201.413	(7.480)	752.635
Total liabilities	558.702	201.413	(7.480)	752.635
Purchase of property, plant and equipment and intangible asset	177.845	90.944	-	268.789
Depreciation and amortisation expenses	73.551	17.527	(766)	90.312
Other non-cash items	6.589	1.754	(765)	7.578

(Currency - Thousands of New Turkish Lira unless otherwise indicated (YTL))

33. SEGMENT REPORTING (continued)

	December 31,2006			
	Domestic	Foreign	Elimination	Consolidated
Revenues (net)	1.391.946	289.619	(14.394)	1.667.171
Gross profit	436.532	88.266	203	525.001
Operating expenses (-)	(290.201)	(59.151)	858	(348.494)
Profit from operations, net	146.331	29.115	1.061	176.507
Operating profit / (loss), net	78.894	24.074	(201)	102.767
Income before tax	78.894	21.870	(2.087)	98.677
Tax charge	(4.282)	(7.339)	(349)	(11.970)
Net income / (loss)	74.612	14.531	(2.436)	86.707
Segment assets	1.310.822	348.772	(203.914)	1.455.680
Investments in associates	-	2.535	-	2.535
Total assets	1.310.822	351.307	(203.914)	1.458.215
Segment liabilities	433.938	164.665	(6.480)	592.123
Total liabilities	433.938	164.665	(6.480)	592.123
Purchase of property, plant and equipment and intangible asset	160.870	53.479	-	214.349
Depreciation and amortisation expenses	69.063	15.721	(586)	84.198
Other non-cash items	4.298	1.475	(475)	5.298

34. SUBSEQUENT EVENTS

The Group has commenced discussions with The Coca-Cola Company ("TCCC") in 2008, to acquire a 50% equity stake in Doğadan Gıda Ürünleri Sanayi ve Pazarlama A.Ş. ("Doğadan").Doğadan, producer of herbal tea, fruit tea, green tea and black tea, was acquired by an affiliate of The Coca-Cola Company ("TCCC") in 2007. Doğadan is the leading brand in the herbal and fruit infusions category in Turkey.

According to the Board of Directors Meeting held on February 26, 2008, the Group decided to utilize USD 190 million loan with three year maturity and principal payment of the loan will be made at the end of the maturity. The loan will be used mainly for funding of investments and repayment of current loans.

35. DISCONTINUING OPERATIONS

None (December 31, 2006 - None).

(Currency - Thousands of New Turkish Lira unless otherwise indicated (YTL))

36. OPERATING INCOME

a) Net Sales

	December 31, 2007	December 31, 2006
Gross sales	**2.677.215**	2.280.868
Sales discounts	**(621.364)**	(494.684)
Other discounts	**(129.945)**	(119.013)
	1.925.906	1.667.171

b) Cost of Sales

	December 31, 2007	December 31, 2006
Raw material cost	**982.252**	998.947
Depreciation and amortization	**48.832**	43.784
Personnel expenses	**47.740**	38.601
Other expenses	**63.183**	60.838
	1.142.007	1.142.170

37. OPERATING EXPENSES

	December 31, 2007	December 31, 2006
Selling, distribution and marketing expenses	**464.583**	282.116
General administrative expenses	**76.932**	66.378
	541.515	348.494

a) Selling, distribution and marketing expenses	December 31, 2007	December 31, 2006
Marketing and advertising expenses	**232.447**	75.954
Personnel expenses	**92.635**	78.380
Transportation expenses	**73.115**	59.177
Depreciation on property, plant and equipment	**35.244**	34.882
Maintenance expenses	**8.522**	8.284
Utilities and communication expenses	**12.382**	13.861
Rent expenses	**2.745**	5.195
Other	**7.493**	6.383
	464.583	282.116

(Currency - Thousands of New Turkish Lira unless otherwise indicated (YTL))

37. OPERATING EXPENSES (continued)

b) General administrative expenses	December 31, 2007	December 31, 2006
Personnel expenses	**52.357**	39.207
Depreciation on property, plant and equipment	**4.158**	3.600
Consulting and legal fees	**4.571**	6.844
Utilities and communication expenses	**2.514**	2.108
Provision for doubtful receivables	**1.068**	2.304
Repair and maintenance expenses	**1.100**	1.212
Rent expense	**2.710**	2.205
Other	**8.454**	8.898
	76.932	66.378

c) Depreciation and amortization expenses	December 31, 2007	December 31, 2006
Property, plant and equipment		
Cost of sales	**47.505**	42.352
Operating expenses	**39.035**	38.444
Inventory	**2.078**	1.932
Intangible assets		
Cost of sales	**1.327**	1.432
Operating expenses	**367**	38
	90.312	84.198

38. OTHER OPERATING INCOME / EXPENSE

	December 31, 2007	December 31, 2006
Other income		
Foreign exchange gain	**46.269**	32.037
Gain on sale of scrap materials	**2.131**	1.325
Interest income	**10.508**	13.031
Negative goodwill	**-**	770
Gain on disposal of property, plant and equipment, net	**-**	3.217
Other income	**3.812**	3.350
	62.720	53.730
Other expense		
Foreign exchange loss	**(80.425)**	(38.300)
Loss on disposal of property, plant and equipment, net	**(335)**	-
Provision for the impairment of fixed assets	**(431)**	(2.798)
Donations	**(5.000)**	(2.620)
Flood loss	**(2.057)**	-
Impairment loss on goodwill	**(1.845)**	-
Other expenses	**(9.663)**	(3.712)
	(99.756)	(47.430)

(Currency - Thousands of New Turkish Lira unless otherwise indicated (YTL))

39. FINANCIAL (EXPENSES) / INCOME, net

	December 31, 2007	December 31, 2006
Foreign exchange gain / (loss), net	**59.822**	(45.084)
Interest expense	**(41.473)**	(31.864)
Finance charges paid under finance leases	**(34)**	(17)
Hedging transactions loss, net	**(17.147)**	(3.075)
	1.168	(80.040)

40. TRANSLATION GAIN / LOSS

None (December 31, 2006 - None).

41. INCOME TAXES

General information

The Group is subject to taxation in accordance with the tax regulations and the legislation effective in the countries in which the Group companies operate. In Turkey, the tax legislation does not permit a parent company and its subsidiaries to file a consolidated tax return. Therefore, provision for taxes, as reflected in the consolidated financial statements, has been calculated on a separate-entity basis. Refer to Note 31, for the detailed income tax information of foreign subsidiaries.

With the new law enacted, effective from January 1, 2006, Turkish government ceased to offer investment incentives for capital investments and coporate tax rate is reduced to 20%. Companies having unused qualifying capital investment amounts from periods prior to December 31, 2005 will be able to deduct such amounts from corporate income until the end of December 31, 2008; however, the corporate tax rate will be 30% for these companies. As of December 31, 2007, the Group utilized investment incentives and accordingly the tax rate applied was 30%.Corporate tax returns are required to be filed by the twenty-fifth day of the fourth month following the balance sheet date and taxes must be paid in one installment by the end of the fourth month. The tax legislation provides for a temporary tax of 20% (2006 - 20%) to be calculated and paid based on earnings generated for each quarter. The amounts thus calculated and paid are offset against the final corporate tax liability for the year.

Corporate tax losses can be carried forward for a maximum period of five years following the year in which the losses were incurred. The tax authorities can inspect tax returns and the related accounting records for a retrospective maximum period of five years.

For the years ended December 31, 2007 and 2006 tax expenses are as follows:

	December 31, 2007	December 31, 2006
Consolidated income statement		
Current period corporate income tax	**37.353**	21.439
Deferred tax expense / (income), net	**13.311**	(9.469)
Tax expense / (income) reflected in the consolidated income statement	**50.664**	11.970

(Currency - Thousands of New Turkish Lira unless otherwise indicated (YTL))

41. INCOME TAXES (continued)

The analysis of current period tax charge for the year ended December 31,2007 and December 31,2006 is as follows: The reconciliation for the years ended December 31, 2007 and 2006 is as follows:

	December 31, 2007	December 31, 2006
Income before tax and minority interest	**206.516**	102.767
Provision for corporate tax	**(61.955)**	(30.830)
Effect of investment incentive	-	5.504
Deductions after non-deductible expenses	**1.171**	11.536
Other	**10.120**	1.820
Provision for tax	**(50.664)**	(11.970)

42. EARNINGS / (LOSSES) PER SHARE

Basic earnings /(losses) per share is calculated by dividing net income / (loss) for the period by the weighted average number of ordinary shares outstanding during the related period concerned. As of December 31, 2007 and 2006 earnings / (losses) per share is as follows:

	December 31, 2007	December 31, 2006
Net Income / (Loss)for the period	**153.665**	86.707
Weighted average number of ordinary shares	**25.437.078.200**	24.966.836.198
Earnings / (Losses) Per Share (Full YTL)	**0,0060**	0,0035

43. FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES

The Group's principal financial instruments comprise of bank borrowings, finance leases, cash and short-term deposits and investments in securities. The main purpose of these financial instruments is to raise financing for the Group's operations. The Group has various other financial instruments such as trade debtors and trade creditors, which arise directly from its operations.

The main risks arising from the Group's financial instruments are interest rate risk, liquidity risk, foreign currency risk and credit risk. The Group's management reviews and agrees policies for managing each of these risks which are summarized below. The Group also monitors the market price risk arising from all financial instruments.

(Currency - Thousands of New Turkish Lira unless otherwise indicated (YTL))

43. FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (continued)

(a) Interest Rate Risk

Certain parts of the interest rates related to borrowings are based on market interest rates; therefore the Group is exposed to interest rate fluctuations on domestic and international markets. The Group's exposure to market risk for changes in interest rates relates primarily to the Group's debt obligations. The Group manages interest rate risk arising from the interest rate fluctuations on international markets, by using interest rate swap agreements through the use of borrowings amounting to of USD 50 million and Euro 41,2 million as of December 31, 2007. These exposures are also managed by using natural hedges that arise from offsetting interest rate sensitive assets and liabilities. The interest rates of financial assets and liabilities are as indicated in the related disclosures.

At December 31, 2007, if interest rate on the Group's USD denominated borrowings would have been 100 basis points higher/lower with all other variables held constant, profit before tax and minority interest for the three months period ended March 31, 2008 will be YTL 791 (December 31, 2006 - YTL 430) lower/higher as a result of the higher/lower interest expense on floating rate borrowings.

At December 31, 2007, if interest rate on the Group's EURO denominated borrowings would have been 100 basis points higher/lower with all other variables held constant, profit before tax and minority interest for the three months period ended March 31, 2008 will be YTL 274 (December 31, 2006 - YTL 189) lower/higher as a result of the higher/lower interest expense on floating rate borrowings.

(b) Foreign Currency Risk

The Group is exposed to exchange rate fluctuations due to the nature of its business. This risk occurs due to purchases, sales and bank borrowings of the Group which are denominated in currencies other than the functional currency. As of December 31, 2007, the Group is not a party of any contract, however these risks are monitored and limited by the analysis of the foreign currency position. As of December 31, 2007, foreign currency risk of the Group is YTL 313.444 (December 31, 2006 - YTL 346.235) and it is presented at note 29 foreign currency position in detail.

The following table demonstrates the sensitivity of the Group's profit before tax to a reasonably possible change in the U.S. Dollars and EUR exchange rates against YTL by 10%, with all other variables held constant.

Currency	Change (%)	Effect on Profit Before Tax and Minority Interest	
		December 31, 2007	December 31, 2006
YTL / EUR	10%	**(12.461)**	(16.175)
YTL / USD	10%	**(18.969)**	(19.238)

(c) Credit Risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. Financial instruments that potentially subject the Group to significant concentration of credit risk consist principally of cash, available–for–sale and held-to-maturity securities and trade receivables. Maximum credit risk on the Group is limited to the amounts disclosed on the financial statements.

The Group maintains cash and cash equivalents with various financial institutions. It is the Group's policy to limit exposure to any one institution and revalue the credibility of the related institutions continuously.

The credit risk associated with trade receivables is partially limited due to a large customer base and due to management's limitation on the extension of credit to customers. The Group generally requires collateral to extend credit to its customers excluding its distributors.

(Currency - Thousands of New Turkish Lira unless otherwise indicated (YTL))

43. FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (continued)

(d) Liquidity Risk

Liquidity risk is the risk that an entity will be unable to meet its net funding requirements. The risk is mitigated by matching the cash in and out flow volume supported by committed lending limits from qualified credit institutions.

The maturity breakdown of financial assets and liabilities has been indicated by considering the period from the balance sheet date to maturity date. Those financial assets and liabilities which have no maturities have been classified under "1 year and more". The table below summarizes the maturity profile of the Group's financial assets and liabilities at December 31, 2007 and 2006.

December 31, 2007	Less than 3 months	3-12 months	Over 1 year	Total
Cash and cash equivalents	141.362	-	-	141.362
Due from related parties	3.295	-	-	3.295
Trade receivables	150.871	2.267	-	153.138
Total assets	295.528	2.267	-	297.795
Short term loans	58.272	160.908	-	219.180
Long term loans	-	-	288.540	288.540
Lease obligations	59	18	-	77
Due to related parties	28.301	3.386	-	31.687
Trade payables	71.852	23.473	-	95.325
Total laibilities	158.484	187.785	288.540	634.809
Net liquidity gap	137.044	(185.518)	(288.540)	(337.014)

December 31, 2006	Less than 3 months	3-12 months	Over 1 year	Total
Cash and cash equivalents	50.850	-	-	50.850
Due from related parties	3.538	1.355	-	4.893
Trade receivables	137.481	-	-	137.481
Total assets	191.869	1.355	-	193.224
Short term loans	40.107	173.711	-	213.818
Long term loans	-	-	163.522	163.522
Lease obligations	71	214	93	378
Due to related parties	34.413	242	-	34.655
Trade payables	70.380	-	-	70.380
Total laibilities	144.971	174.167	163.615	482.753
Net liquidity gap	46.898	(172.812)	(163.615)	(289.529)

(e) Fair Values

Fair value is the amount at which a financial instrument could be exchanged in a current transaction between willing parties, other than in a forced sale or liquidation, and best evidenced by a quoted market price, if one exists.

Foreign currency-denominated financial assets and liabilities are revalued at the exchange rates prevailing at the balance sheet dates.

43. FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (continued)

The following methods and assumptions were used in the estimation of the fair value of the Group's financial instrument:

Financial Assets – The fair values of certain financial assets carried at cost, including cash and cash equivalents and held to maturity investments plus the respective accrued interest are considered to approximate their respective carrying values due to their short-term nature and negligible credit losses. The carrying values of trade receivables along with the related allowances for uncollectibility are estimated to be their fair values.

Financial Liabilities – The fair values of trade payables and other monetary liabilities are estimated to approximate carrying value due to their short-term nature. The fair values of bank borrowings are considered to approximate their respective carrying values, since the initial rates applied to bank borrowings are updated periodically by the lender to reflect active market price quotations. The carrying values of trade payable are estimated to be their fair values due to their short term nature.

(f) Derivative Instruments

The Group uses derivative instruments to avoid the occurrence of foreign currency and interest rate risks from its operational and financial activities. Derivative instruments are initially measured at cost. After initial recognition, derivatives are measured at fair value and changes are reflected in the income statement.

(Currency - Thousands of New Turkish Lira unless otherwise indicated (YTL))

44. CASH FLOW STATEMENT

	December 31, 2007	December 31, 2006
Cash flows from operating activities:		
Net profit / (loss) before income tax and minority interest	206.516	102.767
Adjustments to reconcile net profit to net cash provided by operating activities		
Depreciation and amortization	90.312	84.198
(Gain) / Loss on sale of property, plant and equipment	335	(3.217)
Impairment loss on property, plant and equipment	431	2.798
Negative goodwill	-	(770)
Impairment loss on goodwill	1.845	-
Provision for employee termination benefits, management bonus, vacation payments	15.015	9.326
Provision for inventories, net	67	379
Provision for doubtful receivable, net	11	2.304
(Gain) / Loss from associates	659	232
Interest expense	41.507	31.864
(Gain) / Loss on derivative transactions	-	3.075
Net income adjusted for non-cash items	356.698	232.956
Trade receivables and due from related parties	(13.848)	(23.195)
Inventories	(143)	(53.479)
Other current assets	(16.430)	(15.751)
Other non-current assets	(9.666)	6.371
Trade payables and due to related parties	20.477	23.659
Interest paid	(35.577)	(27.791)
Employee termination benefits, vacation pay, management bonus payments	(13.128)	(5.350)
Taxes paid	(37.859)	(28.912)
Provisions	(5.178)	7.177
Other liabilities	2.823	29.342
Net cash generated from / (used in) operating activities	248.169	145.027
Cash flows from investing activities:		
Purchase of property, plant and equipment and intangibles	(268.789)	(204.358)
Proceeds from sale of property, plant and equipment	7.222	6.585
Marketable securities	(661)	(339)
Subsidiary acquired, net of cash (Note 2)	(233)	(10.940)
Net cash generated from / (used in) investing activities	(262.461)	(209.052)
Cash flows from financing activities:		
Proceeds from bank borrowings	451.371	1.002.398
Repayments of bank borrowings	(330.551)	(972.445)
Dividends paid	(22.500)	(47.501)
Sale of treasury shares held by a subsidiary	-	88.191
Share capital increase	-	4.782
Net cash generated from / (used in) financing activities	98.320	75.425
Currency translation adjustment	6.484	(4.686)
Net increase / (decrease) in cash and cash equivalents	90.512	6.714
Cash and cash equivalents at beginning of year	50.850	44.136
Cash and cash equivalents, period end	141.362	50.850
Interest Income	9.803	12.988

45. OTHER MATTERS WHICH ARE SIGNIFICANT TO THE FINANCIAL STATEMENTS OR WHICH SHOULD BE DISCLOSED FOR THE PURPOSE OF INTERPRETATION, TRUE AND FAIR PRESENTATION OF THE FINANCIAL STATEMENT

The effect of differences between the Financial Reporting Standards published by the Capital Market Board in Turkey and accounting principles generally accepted in countries in which the accompanying financial statements are to be distributed and International Financial Reporting Standards (IFRS) have not been quantified in the accompanying financial statements. The differences with IFRS mainly related to the application of inflation accounting which was ceased one year later in IFRS, and the presentation of the basic financial statements and the notes to them. Accordingly, the accompanying financial statements are not intended to present the consolidated financial position and consolidated financial performance of Coca-Cola İçecek Anonim Şirketi and its subsidiaries in accordance with the accounting principles generally accepted in such countries and IFRS.

END